

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

Via E-mail
John W. McRoberts
Chief Executive Officer
MedEquities Realty Trust, Inc.
3102 West End Avenue, Suite 400
Nashville, TN 37203

> **Re: MedEquities Realty Trust, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted August 26, 2014**
> **CIK No. 0001616314**

Dear Mr. McRoberts:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

4.   We note your disclosure that BlueMountain will purchase shares in a concurrent private offering. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. In addition, please also separately address the management/director private placement that closed on July 31, 2014 as well as the other private placements to institutional and individual investors that closed on July 31, 2014 and August 22, 2014, respectively. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007) for guidance.

5.   We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified uses of proceeds for a significant amount of the net proceeds and have not identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 33-6900 (June 17, 1991) for guidance.

6.   We note that you may invest in real estate-related assets, such as mortgages. Please provide us with a detailed analysis of how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

7.   Please amend to provide updated financial statements and corresponding financial information. Refer to Rule 3-12 of Regulation S-X.

Table of Contents, page (i)

8.   We note your disclosure that the accuracy or completeness of the data obtained from third-party sources cannot be assured. This statement appears to disclaim the issuer's responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer. Please note that we do not object to your statement that you and the underwriters have not independently verified the information.

Prospectus Summary, page 1

Our Portfolio, page 2

9. We note that you have included the two medical office buildings and an acute care hospital that are properties under contract in your portfolio data throughout the prospectus. We also note that your transactions to acquire such properties are subject to a variety of conditions, including in the case of Dairy Ashford, a tenant's waiver of its right of first refusal to purchase the property, and in the case of Mountain's Edge Hospital, successful completion of development and execution of a lease with the tenant. Please revise your prospectus throughout to present the portfolio data for these properties under contract in separate tables. To the extent you view the conditions as material, please clarify throughout that the acquisitions are subject to material conditions.

10. We note your disclosure in footnote (1) that the base rent disclosure is calculated by multiplying base rent for the month ended June 30, 2014 or August 2014 by 12. Please revise your introduction to the table to specifically clarify that the rental disclosure is based on the leases in place as of a specific date and does not reflect historical rental amounts. Please also expand your disclosure to discuss the status of your lease with Vegas HC. It appears from your disclosure on page 90 that such lease has yet to be executed.

11. We note your disclosure in footnote (4) on page 4 that the space is expected to be completed in September 2014. Please revise to update the status of this development. With a view towards disclosure, please identify the party responsible for the development, including funding.

12. We note your disclosure in footnote (5) on page 4 that the gross purchase price for Horizon Specialty Hospital of Henderson excludes a $1,300 lease incentive provided to the tenant. Please explain why this amount would relate to the gross purchase price of the property and not base rent.

Our Acquisition and Investment Pipeline, page 5

13. We note your disclosure on pages 5 and 6 regarding your acquisition and investment pipeline. In particular, we note your statement that you "have identified and are in various stages of reviewing in excess of $___ million of additional potential healthcare properties" and that you have "entered into non-binding letters of intent for the acquisition of an aggregate of $___ million of healthcare facilities." You further state that you "do not believe any transactions in [y]our pipeline are probable as of the date of this prospectus." To the extent these acquisitions are not probable, please revise your disclosure to:

- remove any reference to your "acquisition and investment pipeline;"

- more specifically describe your interaction with any potential sellers;

- explain, as applicable, that the purchase price refers to a listed sales price or your internal assessment and not from any negotiations with potential sellers;

- briefly describe the impact of timing and due diligence for the sales of healthcare properties and if they differ from more traditional property sales; and

- confirm to us that you and your counsel continue to believe that no acquisitions are currently probable.

Competitive Strengths, page 8

14. We note that the summary includes performance information for Capstone and MeadowBrook Healthcare. Please remove from the summary section the performance and valuation information for companies other than the issuer. This information is not appropriate for the prospectus summary.

15. Please also clarify your disclosure regarding Messrs. McRoberts' and Harlan's involvement with Carter Validus Mission Critical REIT. Clarify if they were employees of or advisors to Carter Validus and the extent of their involvement in sourcing and structuring acquisitions and financings on the seven healthcare properties. Please explain the extent of their control over the investment decisions and properties with these transactions. If their role was limited to advisory services, please clarify and remove your description that the investments were part of Messrs. McRoberts' and Harlan's portfolio.

Use of Proceeds, page 56

16. Please discuss how long you expect it to take to invest the offering proceeds in a diversified mix of healthcare facilities and healthcare-related real estate debt investments.

Dilution, page 59

17. Please amend to disclose the impact of the potential concurrent private placement with your initial public offering to allow BlueMountain Capital Management, LLC to maintain its ownership percentage and the likelihood of any such issuance.

Critical Accounting Policies, page 63

Revenue Recognition, Mortgage Loans and Receivables, page 63

18. We note that you may recognize contingent rents when estimates of tenant results exceed the base amount or other thresholds. Please tell us how your estimation in recognizing contingent rental revenue complies with SAB Topic 13.A.4.c.

Real Estate Investments, page 65

19. We note that you entered into a sale/leaseback transaction for your acquisition of the Kentfield Rehab and Specialty Hospital. Please amend your prospectus to disclose your accounting policy for properties acquired via sale/leaseback transactions and those acquired subject to an existing lease.

<u>Factors That May Influence Future Results of Operations, page 66</u>

20.   We note that you primarily expect to enter into net leases with tenants. Please clarify if you also take into account the credit quality of your tenants and if so, please explain how management intends to monitor such credit. In addition, please discuss what factors management takes into consideration when making mortgage loans.

<u>Liquidity and Capital Resources, page 67</u>

21.   We note your disclosure in this section that your liquidity needs will include potential developments and redevelopments and that some of the properties in your portfolio or under contract are in development (e.g., Magnolia Place and Mountain's Edge). Please disclose any material budgeted development costs that you are responsible for.

<u>Our Competitive Strengths, page 76</u>

22.   We note disclosure regarding management's experience with Capstone, MeadowBrook Healthcare and Carter Validus and the specific performance information that you have provided. If you choose to retain performance information related to any of these entities, please expand the disclosure to provide a more complete discussion of the performance. Explain the basis for your total return calculations and discuss the differences between the portfolios of these entities and the investment strategies of companies that comprise the MSCI US REIT Index. Explain what you mean by "premium to the purchase price." In addition, please balance this disclosure with a discussion of any relevant major adverse business developments. Please also revise to describe whether return amounts may have been impacted by general market trends or other external factors unrelated to management action.

<u>Principal Stockholders, page 128</u>

23.   For each entity listed, please disclose the natural person or persons with voting and dispositive power.

<u>Financial Statements</u>

<u>Pro Forma Consolidated Financial Statements</u>

<u>Pro Forma Consolidated Balance Sheet, page F-3</u>

24.   Please tell us why you have separately included under the Use of Proceeds column, and discussed in Adjustment (H), the acquisition of Mountain's Edge Hospital given you disclose such acquisition as probable throughout your prospectus. To the extent you plan to deploy offering proceeds your initial public offering to acquire the property, please amend your prospectus to indicate, where you highlight the acquisition of such property as probable, your use of initial offering proceeds to purchase such property.

<u>Unaudited Forecasted Consolidated Income Statement for the year ended December 31, 2013, page F-5</u>

25.   Please tell us how your presentation of forecast financial information complies with Rule 11-03 of Regulation S-X.

Adjustment (CC), page F-8

26.   Please tell us and amend your prospectus to clarify whether the impact of straight-line rental income related to the probable acquisition of Mountain's Edge Hospital is included and your basis for inclusion. Based on disclosure elsewhere in your prospectus, you will not acquire the property until the lease commences upon completion of the property development estimated to occur during the first quarter of 2015.

Adjustment (GG), page F-9

27.   Please tell us and amend to specifically disclose the costs contained in such adjustment, detailing how you determined that each expense adjusted for herein is directly attributable to either your completed/pending acquisitions or to your offering. For instance, you highlight compensation to members of your Board of Directors as well as additional general and administrative expenses that you expect to incur as a result of becoming a public company. To the extent such amounts are included in your pro forma adjustment, please eliminate these amounts from your pro forma adjustment or tell us in detail how you determined such expenses are factually supportable and directly attributable to the transactions for which you are providing pro forma effect.

General

28.   Please provide to us an analysis of the financial statements included in your prospectus and the applicable accounting literature relied upon. In your analysis please tell us what consideration you gave to selecting a predecessor, the impact of tenant concentration, and how Rule 3-14 of Regulation S-X applies instead of Rule 3-05 for acquired/probable acquisition of the skilled nursing facility and hospital.

Exhibit Index,

29.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

                Sincerely,

                /s/ Sonia Gupta Barros

                Sonia Gupta Barros
                Assistant Director

cc: John A. Good, Esq.